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| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person

        Chopra                      Deepak
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        (Last)                      (First)                        (Middle)

                             12525 Chadron Avenue
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                                   (Street)

        Hawthorne                   California                        90250
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)                10/1/97
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3.  IRS or Social Security Number of Reporting Person (Voluntary)   000-00-0000
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4.  Issuer Name and Ticker or Trading Symbol      OSIS
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5.  Relationship of Reporting Person to Issuer (Check all applicable)

    [X] Director    [X] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

    Chairman of the Board, Chief Executive Officer and President
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6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------


             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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
   Common Stock,
   no par value        1,009,224*             D
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  *Common Stock
   no par value          530,260              I
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
 * 960,099 of such shares are held jointly by Mr. Chopra and his wife, Nandini Chopra and 49,125 are held individually by Mr. Chopra.

** 254,951 shares and 254,951 shares are owned by the Deepika Chopra Trust UDT dated July 17, 1987 and the Chandini Chopra Trust UDT dated July 17, 1987, respectively. 10,179 shares and 10,179 shares are owned by Deepika Chopra and Chandini Chopra, respectively.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

FORM 3 (continued)

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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
Options to Purchase
Common Stock                     *       5/31/02         Common Stock   100,000        $13.50            D
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

Explanation of Responses:
* Options vest over a four-year period from the date of grant.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                              /s/ Deepak Chopra                    9/30/97
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date
                        By:
                        For: